SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 14D-9

(RULE 14d-101)

SOLICITATION/RECOMMENDATION STATEMENT UNDER

SECTION 14(d)(4)

OF THE SECURITIES EXCHANGE ACT OF 1934

(Amendment No. 1)

CoTherix, Inc.

(Name of Subject Company)

CoTherix, Inc.

(Name of Person(s) Filing Statement)

COMMON STOCK, PAR VALUE $0.001 PER SHARE

(Title of Class of Securities)

22163T103

(CUSIP Number of Class of Securities)

Donald J. Santel

Chief Executive Officer

2000 Sierra Point Parkway, Suite 600

Brisbane, CA 94005

(650) 808-6500

(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications

on Behalf of the Person(s) Filing Statement)

Copy to:

Ashley C. Gould, Esq. Vice President, Legal Affairs CoTherix, Inc. 2000 Sierra Point Parkway, Suite 600 Brisbane, California 94005 (650) 808-6500	Michael J. Kennedy, Esq. O’Melveny & Myers LLP 275 Battery Street San Francisco, CA 94111 (415) 984-8700

☐ Check the box if the filing relates solely to preliminary communications made before the commencement of a tender offer.

This Schedule 14D-9 relates to the offer (the “Offer”) by Actelion Ltd., a Swiss corporation (“Actelion”), Actelion US Holding Company, a Delaware corporation and wholly-owned subsidiary of Actelion, (“Parent”), through Parent’s wholly-owned subsidiary, Curl Acquisition Subsidiary, Inc., a Delaware corporation (the “Purchaser”), as disclosed in a Tender Offer Statement on Schedule TO dated December 8, 2006, to purchase each share of Common Stock for a payment of $13.50 per share without interest thereon (the “Offer Price”), upon the terms and subject to the conditions set forth in the Agreement and Plan of Merger, dated as of November 19, 2006, among Parent, the Purchaser and CoTherix (the “Merger Agreement”). Any capitalized terms used and not otherwise defined herein shall have the meaning ascribed to such term in the Schedule 14D-9.

All information in the Schedule 14D-9 is incorporated in this Amendment No. 1, except that such information is hereby amended to the extent specifically provided herein.

Item 4. The Solicitation or Recommendation.

The first sentence of the last paragraph of the subsection entitled “(b) Background and Reasons for Cotherix Board of Directors’ Recommendation—Reasons for Recommendation” on page 11 of the Schedule 14D-9 is hereby amended and supplement to read in its entirety as follows:

“The foregoing discussion of information and factors considered by the CoTherix Board is not intended to be exhaustive, but is believed to include all of the material factors considered by the CoTherix Board.”

Item 8. Additional Information

The second sentence of the subsection entitled “Where You Can Find Additional Information” on page 16 of the Schedule 14D-9 is hereby amended to read in its entirety as follow:

“You may read and copy this information at the public reference facilities maintained by the SEC at 100 F Street, N.E., Washington, D.C. 20549.”

SIGNATURE

After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

COTHERIX, INC.

By:	/s/ DONALD J. SANTEL
Name:	Donald J. Santel
Title:	Chief Executive Officer

Date: December 27, 2006